BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

August 4, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Amy Geddes, Staff Accountant
Rufus Decker, Staff Accountant
Nicholas Nalbantian, Staff Attorney
Lilyanna Peyser, Staff Attorney

Re:	Longwen Group Corp. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on June 10, 2022
File No. 000-11596

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10-12G (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated July 6, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10-12G filed June 10, 2022

Item 1. Description of Business

Organization and Corporate History, page 3

1.	We note your disclosure that the company was originally named Expertelligence, Inc, however please also include the original state of incorporation. It appears that Longwen Cayman became the registrant, a Nevada company; please explain when and how this occurred. In addition, please expand the description of corporate history to explain corporate activities, if any, between August 2018 and June 2021.

In response to your comment, we have revised the statement under the heading of “Organization and Corporate History”. Longwen Cayman is a corporation registered under Cayman Island and is also an entity shareholder of the Company. The registrant refers to Longwen Group Corp., a corporation originally incorporated in the State of California on March 31, 1980 and reincorporated in the State of Nevada on November 17, 2005.

SEC

Longwen Group Corp.

August 4, 2022

2.	We note on page 13 that the company's common stock are listed on the OTC Market's "Pink Sheets." Please include additional detail in this section identifying when the company began trading on the Pink Sheets.

In response to your comment, we have added below paragraph in this section.

“The Company began trading in September 1996 on the Over-the-Counter Exchange under the symbol “EXGP”. Over the years, as the Company grew and acquired other companies, it name changed and so did its symbol. It went from “EXGP”, to trading on the OTC Markets-PINK under “EXTL”, to “PYMB” to “DPHS” to its current symbol “LWLW”. Although, at times there has been limited trading in its stock, it has never had it stock suspended from trading by the SEC, FINRA or OTC markets, or any other government or quasi-government agency.”

3.	Disclose clearly that the company uses a structure that involves a subsidiary based in China and what that entails, and provide early in this section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control over your subsidiary's operations. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements and the challenges the company may face enforcing these arrangements due to legal uncertainties and jurisdictional limits.

 In response to your comment, we have added a diagram of the company’s corporate structure under the heading of “Organization and Corporate History” on page 6. We have also added paragraphs under the heading “Introductory Comment” on page 3 to identify the entity in which investors are purchasing their interests and the entity in which the company’s operations are conducted. However, as we stated in the registration statement, we are not a variable interest entity structure (“VIE”), therefore, we don’t have any contractual agreement within our current company organization.

4.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations or approve your offerings, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to your comment, we have added a section “Regulatory Permissions” under the heading “Description of Business” to disclose the permission status for our holding company and subsidiary in China. In addition, we have added “Introductory Comment” on page 3 to further disclose our PRC legal counsel’s advice that neither we nor our subsidiary is required to obtain from Chinese authorities to operate our business and to offer securities to foreign investors.

SEC

Longwen Group Corp.

August 4, 2022

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

In response to your comment, we have added a section “Transfer of Cash to and From our Subsidiary” under the heading “Description of Business” on page 10, for more detailed discussions.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Discuss the potential impact of the Accelerating Holding Foreign Companies Accountable Act, as well. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to your comment, we have added a paragraph under the heading “Introductory Comment” on page 3.

7.	Include a summary of risk factors section that discloses the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to your comment, we have added a summary of risk factors that discloses the risks being based in or having the majority of company’s operations in China poses to investors under the heading “Summary of Significant Risks Related to Doing Business in China” on page 8. We have also added a section under the heading “Enforceability of Civil Liabilities” on page 14 to further discuss the risks and uncertainties regarding the enforcement of laws in China.

SEC

Longwen Group Corp.

August 4, 2022

General Business Plan, page 4

8.	We note your disclosure that the issuer's "primary objective is project development and acquisition in cultural fields." However, you also state that the company acquired Hangzhou Longwen for the purpose of finding merger and acquisition targets, and that Hangzhou Longwen is being used to enter into consulting services contracts. Please revise to clarify and align the principal products or services of the issuer here and throughout the registration statement. If your primary business plan is to engage in a merger with a private company, please provide your analysis of whether you are a blank-check company and therefore need to revise your registration statement to inform the public of your obligations under Rule 419 of the Securities Act.

In responses to your comment, we have removed the statements of “for the purpose of finding merger and acquisition targets” throughout the registration statement.

Liquidity and Capital Resources, page 9

9.	We note your disclosure on page 9 that your existing revenue will not be sufficient to meet your planned operating expenses. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months, including the anticipated timeline and expenditures for these events, as well as the source of funds for such expenditures. Disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources.

In response to your comment, we have revised the statements under this section.

Directors and Executive Officers, page 10

10.	With reference to the to the disclosure on page 10 and the description of Mr. Ye's business experience background, please provide more detail when referencing the "several local companies" Mr. Ye has operated in the past, including Mr. Ye's role as president of the Cayman entity Longwen Group Corporation disclosed on page 3. With reference to the disclosure on page 11 and the description of Mr. Lu's business experience background, please provide additional detail to cover the past five years, including any material responsibilities undertaken prior to joining the company. Please refer to Item 401(e) of Regulation S-K.

In response to your comment, we have revised the statement under this paragraph.

SEC

Longwen Group Corp.

August 4, 2022

General

11.	In a section preceding Item 1, please disclose prominently that you are not a Chinese operating company but, if true, a Nevada holding company with operations conducted by Hangzhou Longwen, your sole subsidiary, and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

In response to your comment, we have added “Introductory Comment” on page 3, “Summary of Significant Risks Related to Doing Business in China” on page 8 and “Risk Factors” on page 17 to further disclose our company structure and related risk factors. However, as we stated above, we are not a VIE structure, and our direct holding structure is allowed by Chinese regulatory authorities.

12.	Also in the section preceding Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. Item 1 should address, but not necessarily be limited to, the risks highlighted in this section.

In response to your comment, we have added “Introductory Comment” on page 3, “Summary of Significant Risks Related to Doing Business in China” on page 8 and “Risk Factors” on page 17 to further disclose these statements.

13.	Also in the section preceding Item 1, clearly disclose how you will refer to the (holding) company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your sole subsidiary conducts operations in China and that the registrant company is a holding company that does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to your comment, we have added “Introductory Comment” on page 3 to clearly disclose how we refer to the holding company and the subsidiary throughout the registration statement.

SEC

Longwen Group Corp.

August 4, 2022

14.	Also in the section preceding Item 1:
•	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

In response to your comment, we have added “Transfer of Cash to and From our Subsidiary” under the heading “Description of Business” on page 10, for more detailed discussions.

•	Amend your disclosure here and in Item 1, the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC or a PRC entity, the cash/assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets; provide cross-references to these other discussions. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors; provide a cross-reference to your discussion of this issue in Item 1 and the summary risk factors and risk factors sections, as well.

In response to your comment, we have added “Transfer of Cash to and From our Subsidiary” under the heading “Description of Business” on page 10, “Summary of Significant Risks Related to Doing Business in China” on page 8 and “Risk Factors” on page 17 to further disclose these statements.

•	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies in this section and in Item 1, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section and in Item 1 that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference in this section to the discussion of this issue in Item 1.

In response to your comment, we have stated that we have no cash management policy that dictate how funds are transferred, under the heading “Transfer of Cash to and From our Subsidiary”

SEC

Longwen Group Corp.

August 4, 2022

15.	Revise your risk factors to acknowledge that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that, if true, conduct all or substantially all of your operations.

As we stated above, we are not a VIE structure, and our direct holding structure is legal and allowed by Chinese regulatory authorities.

16.	Disclose the risks relating to the Holding Foreign Companies Accountable Act. Disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “noninspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to your comment, we have disclosed the risks relating to the HFCAA and AHFCAA under the headings of “Introductory Comment” on page 3, “Summary of Significant Risks Related to Doing Business in China” on page 8 and “Risk Factors” on page 17.

17.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to your comment, we have revised to disclose the related risks under the headings of “Summary of Significant Risks Related to Doing Business in China” on page 8 and “Risk Factors” on page 17.

SEC

Longwen Group Corp.

August 4, 2022

18.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and future offerings, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to your comment, we have added the related disclosure under the headings of “Introductory Comment” on page 3 and “Risk Factors” on page 17.

19.	Please file the exhibits required by Item 601 of Regulation S-K.

In response to your comment, we have added Exhibit 2.1 “Acquisition Agreement for Hangzhou Longwen Enterprise Management Co., Ltd.”, Exhibit 5.1 “Opinion of Zhejiang TaoTeng Law Firm”, the legal opinion of the Company’s PRC legal counsel and Exhibit 21 “Subsidiary List of Longwen Group Corp.” in the Amendment No. 1.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
WBB: scc
cc/ Xizhen Ye, CEO